Exhibit 99.1


Form for the disclosure of securities transactions in the own issuing institution

Part I

1.   Name of issuing institution              : ASML Holding N.V.
2.   Name of person obliged to notify         : ASML Holding N.V.

Sort of security

3.   Sort of security                         : ASML 4.25% Convertible
                                                Subordinated Bonds
     (Share/Bond/Option/Warrant/other)          1999 due 2004

4.   To be filled out if applicable:

     o    Nominal value of the security:
     o    Option series (call option/put option):  NA
     o    Exercise price:                          NA
     o    Expiration date:                         NA

Transaction in the security indicated in questions 3 and 4

5.   Date of the transaction:                     6 August 2003
6a.  Number of securities acquired in the
     transaction:                                 USD 41,600,000 aggregate
                                                  nominal amount
b.   Number of securities sold in
     the transaction:                             NA
7.   Price of the securities:                     99.875%
8.   Open/Close (in case of options)              NA

Part II

(Intended solely to enable the The Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1. An institution which, has issued or will issue securities within the meaning
of Section 46, Subsection 1:   /X/ Yes  /_/ No.

2. Any person who determines or contributes to the daily management of the
institution: /_/ Yes   /X/ No.

3. Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:
/_/ Yes   /X/ No.

4. Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:
/_/ Yes   /X/ No.

5. Persons providing directly or indirectly more than 25% of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that
legal entity or company: /_/ Yes   /X/ No.

6. Spouses and relations by blood or affinity in the first degree of the persons
as mentioned in the categories 2 through 5 above: /_/ Yes   /X/ No.

7.  Other persons running a joint household with the persons as mentioned in
the categories 2 through 5 above: /_/ Yes   /X/ No.

8. Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5% of the shares, or depositary receipts of shares, in the capital of the institution:
/_/ Yes   /X/ No.

9. Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act: /_/ Yes /X/ No.

- Is the disclosure made through the Compliance Officer of the issuing
institution: /_/ Yes   /X/ No.

- If the transaction concerns an employee participation plan; date of granting of the option: NA

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:



Radboud Breukers, Corporate Treasurer                   August 7, 2003
-------------------------------------
De Run 1110                                             /s/ Radboud Breukers
-----------------                                       ----------------------
5503 LA Veldhoven                                       Signature
-----------------